UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 22, 2009

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, April 22nd 2009

France Telecom introduces a new business segment analysis and implements IFRS 8

In order to reflect changes in its organisation and to comply with the IFRS 8 accounting standard for business reporting, France Telecom Group is changing how it reports its operating segments, moving from an analysis by activity (Personal Communications Services, Home Communications Services, Business Communications Services) to an analysis by geography. The new business segments will now be:

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France

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United Kingdom

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Spain

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Poland

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Rest of the World

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Enterprise

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International Carrier and Shared Services.

This new segment analysis will now be used for all future financial reports from the first quarter of 2009.

Beyond the requirements of IFRS 8, the Group will continue to publish additional financial and operational information about its fixed and mobile business activities in each of its principal countries.

EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) will also now replace Gross Operating Margin (GOM) as the key indicator of operating profitability. The switch from GOM to EBITDA involves incorporating the following items:

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employee profit-sharing

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share-based compensation

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gain / loss on disposals of assets

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restructuring costs

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share of profit / loss of associates.

These changes in business segments analysis of operational and financial indicators do not impact the Group's past results, its objectives or its outlook.

To help understand the transition between the old and new business segments, additional information can be found at the following address http://www.orange.com/en_EN/finance/ :

—

a presentation explaining the new business segments in detail

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an Excel file showing the financial and operational indicators, quarter by quarter, since 2007, of the new segments.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, had consolidated sales of 53.5 billion euros in 2008 and a customer base of more than 182 million customers in 30 countries. Orange, the Group's single brand for Internet, television and mobile services in the majority of countries where the company operates, now covers 123 million customers. At the end of 2008, the Group had 122 million mobile customers worldwide and 13 million broadband Internet (ADSL) customers in Europe. Orange is the number three mobile operator and the number one provider of broadband Internet services in Europe and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

The Group's strategy, which is characterized by a strong focus on innovation, convergence and effective cost management, aims to establish Orange as an integrated operator and benchmark for new telecommunications services in Europe. Today the Group remains focused on its core activities as a network operator, while working to develop its position in new growth activities. To meet customer expectations, the Group strives to provide products and services that are simple and user-friendly, while maintaining a sustainable and responsible business model that can be adapted to the requirements of a fast-paced and changing eco-system.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information: www.orange.com, www.francetelecom.com, www.orange-business.com

Press contacts

Béatrice Mandine, +33 1 44 44 93 93, beatrice.mandine@orange-ftgroup.com

Tom Wright, +33 1 44 44 93 93, tom.wright@orange-ftgroup.com

Appendix: income statement for the year ended December 31, 2008; financial indicators by new segments

in million of euros	France	UK	Spain	Poland	rest of the world	enterprise	international carrier & shared services	eliminations	total
revenues	23 726	5 926	4 067	5 184	8 322	7 785	1 349	(2 871)	53 488
labour expenses	(4 502)	(426)	(183)	(666)	(642)	(1 396)	(1 145)	0	(8 960)
external purchases	(9 103)	(3 966)	(2 958)	(2 169)	(3 866)	(4 806)	(3 183)	6 398	(23 652)
other operating incomes & expenses	(148)	(301)	(269)	(177)	(355)	(53)	2 952	(3 526)	(1 877)
restructuring costs	(82)	(28)	(38)	(50)	(23)	(23)	(226)	0	(470)
gain/loss on disposals of assets	(23)	(1)	(6)	24	10	0	7	0	11
share of profit/loss of associates	(14)	0	0	0	0	0	(197)	0	(211)
EBITDA	9 854	1 204	614	2 146	3 446	1 508	(444)	1	18 328
% of revenues	41,5%	20,3%	15,1%	41,4%	41,4%	19,4%	-32,8%	0,0%	146,3%
depreciation & amortisation	(2 385)	(918)	(1 101)	(1 235)	(1 212)	(363)	(563)	0	(7 776)
impairment of goodwill	(32)	(1)	(140)	0	(98)	0	0	0	(271)
impairment of fixed assets	(6)	0	(2)	31	(1)	(30)	0	0	(9)
EBIT	7 431	286	(630)	943	2 134	1 115	(1 008)	1	10 272
% of revenues	31,3%	4,8%	-15,5%	18,2%	25,7%	14,3%	-74,6%	0,0%	4,2%
financial result									(2 987)
- interest expenses, net									(2 766)
- foreign exchanges gains (losses)									(63)
- discounting expenses									(158)
income tax									(2 793)
consolidated net income after tax									4 492
minority interest									(423)
consolidated net income, Group share									4 069

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 22, 2009	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer